Exhibit 99.1

Baidu Upsizes Share Repurchase Program to US$4.5 Billion

BEIJING, December 8, 2020 /PRNewswire/ – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information-centered Internet platform and AI company, today announced that its board of directors has authorized a change to the Company’s 2020 Share Repurchase Program, increasing the aggregate value of shares that may be repurchased from US$3 billion to US$4.5 billion. The 2020 Share Repurchase Program is effective through December 31, 2022.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Baidu’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com